UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FOURTH QUARTER AND FULL YEAR 2005 RESULTS

SIGNATURES

FOURTH QUARTER AND FULL YEAR 2005 RESULTS

Fiat Auto posts first positive quarterly trading profit (€21 million) after 17 successive quarters of losses. Group closes the year with €1.4 billion of net income and net industrial debt at €3.2 billion.

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for the fourth quarter and full year 2005.

•	On revenues up 2% on the prior year, consolidated Group trading profit reached €1 billion compared to €50 million in 2004.
•	In Q4, Fiat Auto posted a €21 million trading profit, reducing its full-year trading loss to €281 million (€541 million lower than 2004).
•	All other Sectors posted an improvement in trading profit of €409 million over the prior year to €1,281 million.
•	Net income of €1.4 billion, €3 billion better than prior year.
•	Net industrial debt slashed by two-thirds to €3.2 billion on the back of a €3.4 net industrial cash flow.
•	Cash position of €7.0 billion, up from €6.1 billion at the end of 2004.
•	All outstanding major strategic and financial issues successfully resolved (GM relationship, Italenergia BIS, Mandatory Convertible Loan).
•	Eight major focused industrial agreements signed with international partners.
•	All 2006-2007 targets confirmed.

The Group
Fiat Group recorded revenues of € 46.5 billion in 2005, up 2% from 2004. Year-over-year gains were posted by all industrial sectors apart from Fiat Auto (-0.8%), as a recovery in car sales volumes in the last quarter was insufficient to offset the trend of the first nine months, when sales slowed down ahead of new model launches.
Q4 2005 revenues totaled € 13.1 billion, up 7.5% from € 12.2 billion in Q4 2004.
Group trading profit for the year came in at € 1.0 billion (2.1% of revenues), compared with € 50 million in 2004. The € 950 million improvement in trading profit reflected a € 541 million reduction in trading losses at Fiat Auto combined with positive performance in all other industrial Sectors. Trading profit at CNH improved by € 231 million and at Iveco by € 44 million.
In Q4 2005, Group trading profit was € 361 million, a € 486 million improvement over Q4 2004.
Operating income for the year totaled € 2,215 million, compared with an operating loss of € 585 million in 2004, notwithstanding restructuring charges of € 502 million and € 469 million in other unusual costs mainly connected with the Group’s ongoing reorganization and rationalization processes. Operating results also benefited from non-recurring income, including € 1.1 billion from the General Motors settlement and the gain realized on sale of the investment in Italenergia BIS (€ 878 million).
Income before taxes was € 2,264 million, compared with a loss of € 1,629 million in 2004. The Group recorded unusual financial income of € 858 million associated with the conversion of the “Mandatory Convertible Loan” into equity and net financial expenses of € 843 million, down from € 1,179 million in 2004. The decrease in net financial expenses reflects lower debt primarily resulting from the conversion of the Mandatory Convertible Loan and completion of the Italenergia BIS transaction. In addition, non-recurring financial charges for € 250 million were recorded in 2004 due to the closing of the Equity Swap on General Motors shares and write-downs of financial receivables.
Net income for the year was € 1,420 million, compared with a net loss of € 1,579 million in 2004. Income taxes charges amounted to € 844 million (a € 50 million credit in 2004), of which € 277 million related to deferred tax assets reversed upon receipt of the GM indemnity and approximately € 120 million in connection with prior years. On a pro forma basis, net of non-recurring items (chiefly the gain on the GM settlement, the Italenergia BIS and the Mandatory Convertible Loan, restructuring charges and other unusual items), and assuming conversion of the Mandatory Convertible Loan and closing of the Italenergia BIS transaction as of the beginning of the year, the Group would have substantially achieved break-even for the full year at net income level.
Net industrial debt decreased during the year by approximately € 6.2 billion, mainly reflecting the conversion of the Mandatory Convertible Loan (€ 3.0 billion), repayment of financial debt related to the Italenergia BIS transaction (€ 1.8 billion), and the receipt of € 1.1 billion from the General Motors settlement, net of assumed Powertrain debt (previously unconsolidated). The ratio of net industrial debt to equity at the end of 2005 was 0.34 (1.9 at the end of 2004).
The Group’s cash position at December 31, 2005 was approximately € 7.0 billion, up from € 6.1 billion at December 31, 2004, notwithstanding €1.9 billion cash absorption for the repayment of bonds maturing during the year.
The Group generated net industrial cash flow (change in net industrial debt excluding capital contributions, dividends paid and foreign exchange translation effects) of approximately € 3.4 billion, reflecting positive business performance in addition to contributions from Italenergia BIS (€ 1.8 billion), GM settlement (€ 1.1 billion) and real estate transactions (€ 0.2 billion).
Stockholders’ equity before minority interests was € 9,413 million compared with € 4,928 million at December 31, 2004.

In 2005, Fiat Group’s industrial operations committed € 2,636 million in capital investments (including capitalized research and development costs), in line with the prior year. In addition, the Group expensed approximately €1.4 billion in Research and Development costs, slightly more than in 2004.

Automobiles

In 2005 the Automobiles sector recorded revenues of € 21.7 billion, up nearly 3% on the prior year. Fiat Auto (Fiat, Alfa Romeo, Lancia and LCV’s) had revenues of € 19.5 billion, reflecting a slight decrease (-0.8%) from 2004 due to lower volumes, partially offset by a better mix and positive exchange rate impacts.
Fiat Auto reported contrasting performances in 2005. Sales in the first half of the year were impacted by intense competitive pressure, the Group’s focus on more profitable sales channels, and especially slower sales of older models ahead of new product launches. The market launch of the Croma (May), Grande Punto and Alfa 159 (September) reversed the trend. Volumes, which had declined by 8.4% in the first half and by 5.9% in Q3, rose by 7.6% in Q4 (+14.7% in Italy alone). These launches, aided by the introduction of the Alfa Brera, Panda Cross, and Lancia Ypsilon Momo Design models in Q4 started a solid reversal of the sales decline and positioned the business for healthy volumes in 2006, with Italian market share targeted at around 30% for the year.
In Western Europe, demand remained largely unchanged from 2004 (-0.2%). Automobile demand declined in Italy (-1.3%) and contracted sharply in Poland, where car registrations fell by 26.5%, but continued strong in Brazil (+9.1%).
Fiat Auto delivered a total of 1,697,000 units in 2005, 3.9% less than in 2004. A total of 1,100,000 units were delivered in Western Europe (-7.8%); the decline in Italy recorded for the year (-2.4%) leveled off sharply in Q4. In Italy, Fiat Auto’s share of the automobile market stood at 28%, virtually unchanged from 2004, while its share of the Western European market dropped by 0.7 percentage points to 6.5%.
Outside Western Europe, the dismal performance of the Polish market led to a 44.3% reduction in sales in that country. In Brazil, Fiat Auto sales rose by 12.9%, yielding market shares of 24.4% in passenger cars and 28.8% in light commercial vehicles.
The commercial vehicles market grew by 2.8% in Western Europe but contracted by 1.8% in Italy. In 2005, Fiat held more than 10% of the European commercial vehicles market and over 40% in Italy alone, substantially unchanged from 2004 levels.
Fiat Auto had a trading loss of € 281 million in 2005, a sharp improvement from the loss of € 822 million of 2004. This change was mainly attributable to an improved product mix due to the new models, a reduction in product cost due to purchasing efficiencies, a strong focus on more profitable sales channels and a drastic reduction in governance costs.
Fiat Auto had revenues of € 5.6 billion in Q4 2005, a 3% increase over the prior year. The quarter’s trading profit of € 21 million reflects an improvement of € 177 million over Q4 2004. The 7.6% increase in deliveries from Q4 2004 reflects the positive impact of new model launches, with unit sales improving 8.2% in Western Europe. Growth was reported in every European country, with the exception of the U.K. In Italy, deliveries increased by 14.7%. In Q4, Fiat Auto’s market share was 29.1% in Italy and 6.8% in Western Europe.

Maserati had revenues of € 533 million in 2005. The 30.3% improvement from 2004 was due to the success of the Quattroporte and the special MC12 street version. Strong increases were recorded in Q2 and Q3, with results contracting in Q4. A total of 5,568 units were delivered, up 17% from the previous year.
The trading loss of Maserati was € 85 million, as compared to a loss of € 168 million in 2004, which included € 46 million in fixed asset write-downs posted in Q4 2004. Higher sales volumes and a better product mix accounted for the further reduction in the Sector’s trading loss.
Maserati revenues totaled € 123 million in Q4 2005, a 20.6% drop from Q4 2004. Trading loss was € 22 million, down from a loss (pre-write-down) of € 51 million in 2004.

Ferrari posted revenues of € 1,289 million in 2005. The 9.7% increase from 2004 was largely attributable to the success of the F430 and 612 Scaglietti models. Revenues were also boosted by sales of the Superamerica and the FXX limited edition.
A total of 5,399 units were delivered to the dealer network during the year, up 11% from 2004.
In 2005, Ferrari had a trading profit of € 157 million, up from a profit of € 138 million in 2004, notwithstanding a weak US dollar. The improvement reflected higher sales volumes and efficiency gains, which were partially offset by the negative impact of exchange rates.
Ferrari had revenues of € 382 million in Q4 2005, up 16.5% from Q4 2004, due to a 17% rise in deliveries. Trading profit totaled € 83 million, against € 91 million in Q4 2004 mainly due to less favorable product mix and higher R&D expenses.

Fiat Powertrain Technologies is the new Sector which groups all passenger car engine and transmission activities. Fiat regained control over these activities in May 2005 following termination of the Master Agreement with General Motors. Starting in 2006, the Sector will also include the engine and transmission operations of Iveco, Centro Ricerche Fiat and Elasis.
This Sector had revenues of € 1,966 million between May and December 2005. The majority of the Sector’s sales were allocated to Fiat Auto, while sales to third parties were roughly 23% of Sector turnover. Fiat Powertrain Technologies achieved a trading profit of € 26 million.

Agricultural and Construction Equipment

In 2005, CNH - Case New Holland revenues totaled € 10.2 billion, up 2.3% from 2004. Higher sales of construction equipment were partially offset by lower agricultural equipment volume.
In 2005, the world agricultural equipment market expanded 4.2%, with contrasting trends across regions; Latin American volume dropped sharply, Western European demand was down slightly, while North America was stable and the rest of the world (ROW) grew. CNH tractor sales fell in nearly all markets, apart from ROW countries. Combine harvester volumes were stable in Western Europe, grew in North America and the rest of the world, but fell by half in Latin America.
The global construction equipment market expanded by 11% from 2004, with growth in all segments and regions. CNH sales increased for all products, with the exception of certain light-range equipment. The Sector performed well in Latin America, North America, and in the rest of the world, with the only slight decrease being recorded in Western Europe.
In 2005, CNH reported trading profit of € 698 million, compared with € 467 million in 2004. Improved pricing, higher volumes of construction equipment, manufacturing efficiencies, and greater profitability in financial services more than offset higher raw material prices, lower volumes in the agricultural equipment segment and increased R&D expenses. The Sector also benefited from a structural reduction in employee healthcare costs in North America, which resulted in a positive € 83 million adjustment to previously accrued allowances.
Revenues totaled € 2,584 million in Q4 2005, a 9.4% increase from Q4 2004. In US dollar terms, Q4 revenues were substantially unchanged. Trading profit was € 160 million, up from a trading loss of € 11 million in Q4 2004, reflecting positive price trends and cost efficiencies.
In the last quarter of 2005, CNH’s operations were reorganized into four distinct global brand structures: Case IH and New Holland for agricultural equipment; Case and New Holland for construction equipment. This change is designed to strengthen and differentiate the market positioning of the brands, and build momentum for improved performance in 2006.

Commercial Vehicles

Iveco had revenues of € 9.5 billion in 2005, up 4.9% compared to 2004, primarily as a result of higher volumes.
In 2005, the Western European market for commercial vehicles showed positive signs (+5.2%) in all segments.
Iveco delivered a total of 172,500 vehicles during the year, up 6.3% from 2004. In Western Europe 134,900 units were sold, up 2.3%. A decrease in sales was recorded in Italy, while sales in Latin America and Eastern Europe were quite strong.
At 10.9%, Iveco’s share of the Western European market was virtually unchanged from the prior year.
In Italy, where the market was down 1.7%, Iveco had a market share of 29.4%, down 0.4 percentage points.
Iveco had a trading profit of € 415 million, equal to 4.4% of revenues, well ahead of last year. Trading profit was € 44 million higher than in 2004, reflecting increased volume and improved pricing, which more than offset higher raw materials prices.
Revenues totaled € 2.8 billion in Q4 2005, up 9.8% from Q4 2004 on better volumes and pricing. Trading profit was € 138 million, down € 10 million from Q4 2004, mainly reflecting minor goodwill adjustments.
The industrial (non-passenger car) powertrain activity (included in Iveco’s results) produced 435,300 engines in 2005, virtually unchanged from 2004, and generated revenues of € 2,554 million (+6.3%), with over 40% of this represented by deliveries outside the Sector, chiefly to CNH. Trading profit was € 83 million, up from € 76 million in 2004.

Components and Production Systems

Magneti Marelli had revenues of € 4,033 million in 2005. The 6.3% increase compared to 2004 partly reflected consolidation of Mako, as of January 1, 2005. Excluding changes in the scope of consolidation and exchange rate effects, revenues increased by roughly 2%. The strong performance of Magneti Marelli operations in Brazil and Poland and the positive trend of its onboard electronics activities more than offset lower sales volumes in Italy, which started recovering in Q4.
Trading profit of Magneti Marelli of € 162 million was virtually unchanged from 2004 (€ 165 million) as efficiency gains offset higher raw materials prices.
In Q4 2005 Magneti Marelli had revenues of € 1,114 million, 9% up on a comparable scope of consolidation on the prior year, reflecting a recovery of sales to Fiat Auto in Italy. Trading profit was € 49 million in the quarter, compared with € 47 million in Q4 2004.
Teksid had revenues of € 1,036 million, up 13.8% from 2004. Higher volumes at the Cast Iron Business Unit (+4.6%), the positive impact of exchange rates, and recovery of higher raw materials costs through higher sales prices contributed to the improved performance, more than offsetting lower volume in the Magnesium Business Unit (-6.8%).
Teksid closed 2005 with a trading profit of € 45 million, an improvement of € 84 million over a trading loss of € 39 million in 2004. Net of non recurring items in 2004 the improvement narrowed to € 16 million.
Teksid had revenues of € 263 million in Q4 2005, up 14.8% from Q4 2004. Trading profit was € 12 million, against a trading loss of € 74 million in Q4 2004.

Comau had revenues of € 1,573 million in 2005. The 8.1% reduction from 2004 reflected the transfer of Comau’s European service activities to Iveco, Magneti Marelli, and CNH. When calculated on a comparable consolidation basis, Comau’s revenues rose by approximately 6%, reflecting a strong performance in the Car Bodywork and Maintenance areas.
Comau booked orders worth € 1,448 million in 2005. The 9% decrease from 2004 (on a comparable scope of consolidation) is attributable to the lower revenues generated by contract work, which was impacted by postponement of a number of investments by car manufacturers. This decline was only partially offset by higher orders for the Service activities. Comau’s backlog amounted to € 713 million at December 31, 2005, a 20% drop on a comparable basis from 2004 levels.
Comau’s trading profit was € 42 million in 2005, compared with € 40 million in 2004. On a comparable scope of activity, the improvement was equal to € 8 million, as the company began to benefit from the restructuring and cost-reduction plans implemented in its North American operations.
Comau had revenues of € 482 million in Q4 2005, 3.2% lower than in Q4 2004. Trading profit was € 32 million, compared with € 30 million in Q4 2004.

Trading profit of the Components and Production Systems business area as a whole was € 249 million or 3.7% of revenues (vs. 2.6% in 2004).

Other Businesses

Business Solutions had revenues of € 752 million in 2005, down 23% from 2004. The decrease stemmed mainly from the change in the scope of consolidation (sale of the temporary employment agency Worknet). On a comparable consolidation basis, the decrease in revenues was approximately 5%, reflecting lower activity in the administration area, following a redefinition of the services the Sector provides to other Group companies.
Trading profit of Business Solutions was € 35 million in 2005, down from € 41 million in 2004. The € 6 million decrease primarily reflected the contraction in the Sector’s activities. Revenues in Q4 2005 totaled € 193 million, 13.1% less than in Q4 2004. Trading profit in Q4 2005 was € 14 million, up € 2 million from Q4 2004.
An agreement for the sale of the Atlanet telecommunications services subsidiary to British Telecom was signed in Q4 2005, with the transaction scheduled to be finalized in early 2006.
Itedi had revenues of € 397 million in 2005, down 2.5% from 2004.
In 2005 Itedi recorded a trading profit of € 16 million, compared with € 11 million in 2004. The improvement stemmed from industrial, distribution and marketing efficiencies.
Revenues totaled € 111 million in Q4 2005. The 5.7% increase was attributable to higher advertising revenues at Publikompass. Trading profit was € 7 million in Q4 2005, up € 4 million over the same period of 2004.
The trading loss of all remaining activities, including holding companies and the impact of eliminations and consolidation adjustments, increased by € 76 million, from a trading loss of € 154 million in 2004 to € 230 million in 2005, mainly due to a reduction in revenues related to the “High Speed Railway” (TAV) project and the changing mix of services provided to the Group’s other Sectors.

Subsequent events
Two major agreements were signed in January 2006 to strengthen the Automobile Sector in Russia and in India.
Fiat signed an industrial agreement with Severstal Auto for assembly of the Fiat Palio and Fiat Albea in Russia using CKD kits manufactured in Turkey by Tofas, the joint venture between Fiat Auto and the Koç Group. Production is expected to start in 2007 at the Severstal Auto plant in Naberejniye Chelni, in the Volga region.
The agreement represents the first step in an industrial cooperation between Fiat Auto and Severstal Auto, which are assessing opportunities to expand their collaboration and start production in Russia of other Fiat Auto models, notably the Doblò.
Fiat Auto and Severstal Auto recently signed a supply agreement for the import and distribution in Russia of the Fiat brand’s entire passenger car and commercial vehicle line-ups.
Under the second agreement, Tata Motors Limited of India will manage marketing and distribution of Fiat passenger cars through its own selected dealerships. Beginning in March 2006, certain Fiat models and the complete range of Tata models will be offered by the joint dealership network. These car dealerships, which will display the new Fiat logo alongside the Tata logo, will also offer customer assistance and sell spare parts.
The agreement represents the first step in the joint venture undertaken following the signing of a Memorandum of Understanding between Fiat and Tata in September 2005. As feasibility studies continue and the details of cooperation are defined, other specific agreements might be reached.

2005: The year of Fiat’s turnaround
2005 marked a turning point for Fiat, which completed its transformation into an industrial group focused on automotive activities, after achieving a successful resolution of a number of key strategic and financial issues. First, Fiat’s dispute with GM was concluded with the receipt of a € 1.56 billion settlement. Then, the Italenergia BIS transaction resulted in a € 1.8 billion reduction in Fiat’s industrial debt. Finally, conversion of the Mandatory Convertible Loan resulted in a further reduction of its debt by € 3 billion and a significant improvement in the Group’s capital structure.
Fiat’s managerial structure was also reshaped and strengthened, with the creation of lean organizations across all businesses. Automobile operations were reorganized with special attention focused on strengthening the brands’ market positioning. Similar initiatives were taken at CNH and the management structure and processes were rationalized at Iveco.
Following termination of the Master Agreement with GM, the Automobile Sector regained its strategic independence, and was thus able to execute seven targeted industrial agreements in less than a year with: Pars Industrial Development Foundation (PDIF); PSA - Tofas; Zastava; Suzuki; Ford; Severstal Auto; and Tata Motors. An additional agreement was signed between Iveco and SAIC for the development of a long-term partnership in China in the heavy-truck and heavy engine fields.
The Automobile Sector has also recovered its industrial flexibility. A profit improvement program of € 500 million was actioned in the Automobile Sector in 2005, through right-sizing of the governance cost structure. A similar rationalization program has been started and is nearly complete in all other Sectors of the Group.
All of these actions positively impacted operating performance and financial results, which steadily improved over the course of the year. In Q4, with revenue growth being recorded in each of the main Sectors, the Group recorded revenues of € 13.1 billion (up 7.5% from 2004). Trading profit amounted to € 361 million, reflecting a € 486 million improvement over the previous year, driven by improved results at Fiat Auto (which cut its trading loss by € 177 million and posted a trading profit of €21 million) and CNH (where trading profit rose by € 171 million). Finally, for the fourth quarter in a row, the Fiat Group posted positive net income, recording € 84 million in Q4.
Much has been done and much remains to be done. While an in-depth reshaping of the Automobile Sector is underway, the roll-out of new models - now being completed in most European countries - has triggered a recovery of market share in the second half of 2005. Reshaping of the other industrial activities will get underway in 2006, with the primary focus on CNH.

Outlook for 2006
The Western European automobile market is expected to remain stable in 2006, while demand in Brazil should show moderate growth. In this context, the Group’s Automobile Sector plans to take advantage of the full-year contribution of its new models to boost volume and improve its mix in the European markets. Meanwhile, the profit contribution from Brazil is expected to remain roughly unchanged from the 2005 level.
Aggressive cost-cutting will continue in all non-essential areas of the company. Efforts will also be made to ensure that purchasing efficiencies offset the impact of expected price hikes in raw materials.
At CNH, the demand for construction equipment should remain strong, while agricultural equipment volumes in 2006 are expected to remain flat. The North American market is expected to outperform Europe, with soft demand forecast in Latin America. CNH should benefit from its recent brand reorganization, while relying on pricing to more than offset rising raw material costs. CNH will also remain focused on achieving greater purchasing and manufacturing efficiencies.
Iveco expects a slight overall increase in market share in a flat Western European market, especially for its heavy-range vehicles and buses. Growth is also expected in the rest of the world, particularly for buses. Additionally, Iveco will focus on manufacturing efficiencies to offset higher labor and utilities costs. Iveco is planning major improvements to its product range, including restyling of the Daily, early introduction of Euro4- and Euro5-compliant engines, and the launch of new special-purpose vehicles.
Overall, the Group expects that all its businesses will achieve sales volumes in line with the forecast of essentially flat market demand. Cost-reduction measures are on track. As a result, the Group confirms its targets for 2006: positive operating cash flow, trading profit between € 1.6 and 1.8 billion and net income of about € 700 million.
By sector, full-year 2006 trading margin targets (trading profit as a percentage of revenues) are as follows:
•	Autos, 0.5% to 1.0%,
•	CNH, 7.0% to 7.5%;
•	Iveco, 5.5% to 6.0%; and
•	Components, 3.5% to 4.0%.
While working on the achievement of these objectives, the Fiat Group will continue to implement its strategy of targeted alliances, in order to reduce capital commitments, and share investments and risks. Efforts will be made to complement Fiat’s advanced technological resources with better quality, commercial distribution and customer service capabilities.

Turin, January 30, 2006

The 2005 Full-year and Q4 results will be reviewed by management in a conference call with analysts and institutional investors today at 4:00 p.m. The call can be accessed live and in replay format on the Fiat Group website, www.fiatgroup.com

Basis of preparation
Effective January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IAS/IFRS). The comparative data for the corresponding period of 2004 have thus been restated in accordance with the new accounting standards. The accounting policies applied to determine IFRS data here reported for 2005 Full-year and Q4 are consistent with those adopted in preparing IFRS opening consolidated balance sheet at January 1, 2004, as well as the consolidated financial statements at December 31, 2004, as restated in accordance with IFRS and published in the First Quarter Report, with the only exception of a specific matter described in the 2005 First- half, Second and Third Quarter Reports. The change has no effect on the net result, stockholders’ equity and net debt.
For more information on these accounting policies, as well as the impact of their adoption on the 2004 figures that have already been published, reference is made to the specific Appendices of the 2005 Quarterly Reports.
The IFRS data reported herewith are based on the accounts of the individual subsidiaries at December 31, 2005 which have been drawn up according to uniform Group Accounting Policies.

Consolidated Income Statement

4th quarter	4th quarter		Full year	Full year
2005	2004	(in millions of euros)	2005	2004
13,140	12,218	Net revenues	46,544	45,637
361	(125)	Trading profit	1,000	50
4	19	Gains (losses) on the disposal of equity investments	905	150
-	329	Restructuring costs	502	542
(4)	(153)	Other unusual income (expenses)	812	(243)
361	(588)	Operating result	2,215	(585)
(195)	(336)	Financial income (expenses)	(843)	(1,179)
-	-	Unusual financial income	858	-
28	(9)	Result of equity investments	34	135
194	(933)	Result before taxes	2,264	(1,629)
110	(372)	Income taxes	844	(50)
84	(561)	Result of continued operations	1,420	(1,579)
-	-	Result of discontinued operations	-	-
84	(561)	Net result before minority interest	1,420	(1,579)
46	(11)	Minority interest	89	55
38	(550)	Group interest in net result	1,331	(1,634)

Net revenues
4th quarter				Full Year
2005	2004	% change	(in millions of euros)	2005	2004	% change
6,238	5,853	6.6%	Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	21,729	21,207	2.5%
2,584	2,361	9.4%	Agricultural and Construction Equipment (CNH)	10,212	9,983	2.3%
2,767	2,520	9.8%	Commercial Vehicles (Iveco)	9,489	9,047	4.9%
1,859	1,675	11.0%	Components and Production Systems (Magneti Marelli, Teksid, Comau)	6,642	6,416	3.5%
439	485	-9.5%	Other Businesses (Services, Publishing, Holding companies and Other companies)	1,618	2,003	-19.2%
(747)	(676)	-	Eliminations	(3,146)	(3,019)	-
13,140	12,218	7.5%	Total for the Group	46,544	45,637	2.0%

Trading profit
4° Quarter				Full Year
2005	2004	Change.	(in millions of euros)	2005	2004	Change
86	(162)	248	Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	(183)	(852)	669
160	(11)	171	Agricultural and Construction Equipment (CNH)	698	467	231
138	148	-10	Commercial Vehicles (Iveco)	415	371	44
93	3	90	Components and Production Systems (Magneti Marelli, Teksid, Comau)	249	166	83
(116)	(103)	-13	Other Businesses (Services, Publishing, Holding companies and Other companies) and Eliminations	(179)	(102)	-77
361	(125)	486	Total for the Group	1,000	50	950

Change in Net Industrial Debt
(in millions of euros)	4th quarter 2005	Full year 2005
Net Industrial Debt at period-start	(4,658)	(9,447)
Net income	84	1.419
Amortization and depreciation (net of vehicles sold with buy-back commitments)	665	2.392
Change in reserves and others	362	(544)
Cash Flow from Operating Activities before change in working capital	1,111	3,267
Change in working capital	1,318	92
Cash Flow from Operating Activities	2,429	3,359
Investments in tangible and intangible assets (net of vehicles sold with buy back commitments)	(1,192)	(2.636)
Cash Flow from Operating Activities net of investments	1,237	723
Changes in receivables from financing	(24)	409
Change in investments, scope of activity and other	211	2.285
Net Industrial Cash Flow	1,424	3,417
Capital Increase/dividends	(11)	2.971
Translation exchange differences	26	(160)
Change in Net Industrial Debt	1,439	6,228
Net Industrial Debt at period-end	(3,219)	(3,219)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney